Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186108

PROSPECTUS SUPPLEMENT NO. 9
TO THE PROSPECTUS DATED AUGUST 12, 2013

Lilis Energy, Inc.

This Prospectus Supplement No. 9 updates, amends and supplements our Prospectus dated August 12, 2013.

We have attached to this Prospectus Supplement No. 9 the Current Report on Form 8-K of Lilis Energy, Inc. filed with the Securities and Exchange Commission on April 24, 2014. The attached information updates, amends and supplements our Prospectus dated August 12, 2013.

This Prospectus Supplement No. 9 should be read in conjunction with the Prospectus. To the extent information in this Prospectus Supplement No. 9 differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement No. 9 is the more current information.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 8 of the Prospectus dated August 12, 2013 for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 24, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 18, 2014

LILIS ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1900 Grant Street, Suite #720
Denver, CO	80203
(Address of Principal Executive Offices)	(Zip Code)

(303) 951-7920
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the folowing provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

Please see discussions of the Bell Agreement and the Marcum Agreement below, which are incorporated into this Item 1.01 by reference.

Item 1.02   Termination of a Material Definitive Agreement.

Please see discussions of the Bell Agreement and the Marcum Agreement below, which are incorporated into this Item 1.02 by reference.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Abraham Mirman

Effective April 21, 2014, the Board appointed Abraham Mirman, who is currently the Company’s President, to the position of Chief Executive Officer. Mr. Mirman, age 44, has served as our President since his appointment in September 2013. In addition, Mr. Mirman has served as the Managing Director, Investment Banking at T.R. Winston & Company, LLC (“TRW”) since April 2013, and continues to devote a portion of his time to serving in that role. Between 2012 and February 2013, he served as Head of Investment Banking at John Thomas Financial, and between 2011 and 2012, he served as Head of Investment Banking at BMA Securities. Between 2006 and 2011, Mr. Mirman served as Chairman of the Board of Cresta Capital Strategies LLC. Mr. Mirman has extensive experience in financial and securities matters, including in obtaining financing for and providing financial advisory services to micro-cap public companies, including oil and gas and other energy companies.

Mr. Mirman’s service as Chief Executive Officer will be governed by his existing employment agreement with the Company.

Robert A. Bell

Also effective April 21, 2014, the Board appointed Robert A. Bell, who is currently a member of the Board, to the position of President and Chief Operating Officer. Mr. Bell, age 55, has served as the President and Chief Executive Officer of Peak Operator LLC, a privately held heavy oil operator in Southern California, since October 2012, and will continue to devote a portion of his time to serving in that role. Mr. Bell's career began in 1981 in technical and management roles with major oil companies including Exxon and Unocal through 1996. Mr. Bell progressed into both public and private, mid-cap and small-cap, oil and gas enterprise executive roles including vice president-exploitation/co-president of Plains E&P (PXP), president of Tri-Valley Oil & Gas (TIV), and vice-president of operations/co-owner of Bonanza Creek Oil & Gas (BCEI). He also gained valuable experience in service sector management roles including with Schlumberger. Mr. Bell's diverse engineering, management and executive experience is multi-disciplinary, global, spans large-scale developments to mature, marginal developments, and light oil, heavy oil and natural gas assets, and includes prior direct experience in the DJ Basin and unconventional reservoirs such as the Monterey and Bakken formations. Mr. Bell is a 1981 Petroleum & Natural Gas Engineering graduate from Penn State University. Mr. Bell has not held any other public company directorship positions in the past five years.

In connection with his appointment as President and Chief Operating Officer, the Company entered into an employment agreement with Mr. Bell (the “Bell Agreement”), which has an initial term of three years, provides for an annual base salary of $240,000 subject to adjustment by the Company, as well as a signing bonus of $100,000 and 100,000 shares of common stock (pursuant to the employment inducement award exemption under the rules set forth in the NASDAQ Manual), subject to certain conditions set forth in the Bell Agreement. In addition, Mr. Bell will receive an equity incentive bonus consisting of a non-statutory stock option to purchase up to 1,500,000 shares of common stock and a cash incentive bonus of up to $1,000,000, both subject to Mr. Bell’s continued employment. In addition, Mr. Bell’s incentive bonuses are subject to the Company’s achievement of certain production thresholds set forth in the Bell Agreement.

The Bell Agreement effectively terminates the Independent Director Appointment Agreement between Mr. Bell and the Company, effective as of March 1, 2014. Mr. Bell will remain a member of the Board, but will no longer be considered a non-employee director.

Nuno Brandolini

On April 24, 2014, the Board appointed Nuno Brandolini, who is currently a member of the Board, to the position of Chairman. Mr. Brandolini, age 60, is a general partner of Scorpion Capital Partners, L.P., a private equity firm. Prior to forming Scorpion Capital and its predecessor firm, Scorpion Holding, Inc., in 1995, Mr. Brandolini served as managing director of Rosecliff, Inc., a leveraged buyout fund co-founded by Mr. Brandolini in 1993. Mr. Brandolini served previously as a vice president in the investment banking department of Salomon Brothers, Inc., and a principal with the Batheus Group and Logic Capital, two venture capital firms. Mr. Brandolini began his career as an investment banker with Lazard Freres & Co. Mr. Brandolini is a director of Cheniere Energy, Inc. (NYSE MKT: LNG), a Houston-based company primarily engaged in LNG related businesses. Mr. Brandolini received a law degree from the University of Paris and an M.B.A. from the Wharton School.

W. Phillip Marcum

On April 18, 2014, W. Phillip Marcum, the Chairman of the Board and Chief Executive Officer of Lilis Energy, Inc. (the “Company”) announced his decision to resign from his positions as an officer and a director of the Company effective immediately. Mr. Marcum’s resignation was not due to any disagreement with the Company, the Board or the Company’s management.

On April 24, 2014, the Company entered into a separation agreement (the “Marcum Agreement”) with Mr. Marcum in connection with his departure from the Company. The Marcum Agreement provides, among other things, that, consistent with his resignation for good reason under his Employment Agreement, the Company will pay him 12 months of severance through payroll continuation, in the gross amount of $220,000, less all applicable withholdings and taxes, that all stock options held by Mr. Marcum as of the time of his termination will immediately vest, and that Mr. Marcum will remain eligible to receive any performance bonus granted by the Company to its senior executives with respect to Company and/or executive performance in 2013. In addition, the Marcum Agreement provides that the Company will pay Mr. Marcum $150,000 in accrued base salary for his service in 2013, less all applicable withholdings and taxes, in exchange for Mr. Marcum’s forfeiture of the 93,750 shares of unvested restricted common stock of the Company that was issued to Marcum in June 2013 in lieu of such base salary. Mr. Marcum may elect to apply amounts payable under the Marcum Agreement against his commitment to invest $125,000 in the Company’s previously disclosed private offering, upon shareholder approval of the participation of the Company’s officers and directors in that offering. The Marcum Agreement also contains certain mutual non-disparagement covenants, as well as certain mutual confidentiality, non-solicitation and non-compete covenants. In addition, Mr. Marcum and the Company each mutually released and discharged all known and unknown claims against the other and their respective representatives that they had or presently may have, including claims relating to Mr. Marcum’s employment. The Marcum Agreement effectively terminates the previously disclosed Employment Agreement entered into between Mr. Marcum and the Company, dated as of June 25, 2013

A. Bradley Gabbard

A. Bradley Gabbard, who formerly served as both Chief Operating Officer and Chief Financial Officer of the Company, will continue his role as Chief Financial Officer of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 24, 2014	LILIS ENERGY, INC.

	By:	/s/ A. Bradley Gabbard
Chief Financial Officer

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